                                                              Exhibit (a)(1)(F)



                                [PW Eagle Logo]                   April 3, 2001

To Our Shareholders:

   PW Eagle, Inc. is offering to purchase up to 1,111,111 shares of its common stock from existing shareholders. The price will not be in excess of $9.00 nor less than $7.50 per share. PW Eagle is conducting the offer through a procedure commonly referred to as a "Modified Dutch Auction." This procedure allows you to select the price within the specified range at which you are willing to sell your Shares of PW Eagle. The actual purchase price will be determined by PW Eagle in accordance with the terms of the offer.

   The offer gives shareholders an opportunity to sell their shares on potentially more favorable terms than would otherwise be available in the current market. The offer is consistent with our long-term corporate strategy of seeking to increase shareholder value.

   Any shareholder whose shares are properly tendered directly to Wells Fargo Shareowner Services, the Depositary for the offer, and purchased pursuant to the offer will receive the net purchase price in cash, without interest. Shareholders who own fewer than 100 shares should note that the offer represents an opportunity for them to sell their shares without reduction for any odd lot discounts.

   The terms and conditions of the offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender shares are also explained in detail in the accompanying materials.

   Neither PW Eagle nor the Board of Directors of PW Eagle makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Each shareholder must make the decision whether to tender such shareholder's shares and, if so, how many shares to tender and the price or prices at which such shares should be tendered.

   The offer will expire at 5:00 p.m., Eastern time, on May 4, 2001, unless extended by PW Eagle. If you have any questions regarding the offer or need assistance in tendering your shares, please contact Georgeson Shareholder Communications Inc., the Information Agent for the Offer, at (800) 223-2064 or Georgeson Shareholder Securities Corporation, the Dealer Manager for the Offer, at (212) 440-9884.

                                          Sincerely,

                                          /s/ Harry W. Spell
                                          Harry W. Spell
                                          Chairman of the Board